# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ONITY GROUP INC., CIK 0000873860
CUSIP: 675746309
Title of class of securities: Common Stock, $0.01, par value per share
Address of issuer's principal executive offices: 1661 Worthington Road, Suite 100, West Palm Beach, Florida (FL), 33409
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001403525

## Reporting persons
- Opps OCW Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 195,418; sole dispositive power 0; shared dispositive power 195,418; aggregate amount beneficially owned 195,418 (2.4% of the class)
  Comment: Calculated based upon 8,058,874 shares of common stock ("Common Shares") outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed November 6, 2025 (the "Form 10-Q").
- ROF8 OCW MAV PT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 195,418; sole dispositive power 0; shared dispositive power 195,418; aggregate amount beneficially owned 195,418 (2.4% of the class)
  Comment: Calculated based upon 8,058,874 Common Shares outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q.
- Oaktree Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 390,836; sole dispositive power 0; shared dispositive power 390,836; aggregate amount beneficially owned 390,836 (4.8% of the class)
  Comment: Calculated based upon 8,058,874 Common Shares outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 390,836; sole dispositive power 0; shared dispositive power 390,836; aggregate amount beneficially owned 390,836 (4.8% of the class)
  Comment: Calculated based upon 8,058,874 Common Shares outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q.
- Brookfield Corporation: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting person which previously reported together with the Oaktree Reporting Persons (as defined herein), has been determined to no longer act together with the Oaktree Reporting Persons, and therefore has ceased to be the beneficial owner of any securities covered by this statement.
- BAM Partners Trust: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting person which previously reported together with the Oaktree Reporting Persons, has been determined to no longer act together with the Oaktree Reporting Persons, and therefore has ceased to be the beneficial owner of any securities covered by this Statement.

## Item 1. Issuer
Name of issuer: ONITY GROUP INC.
Address of issuer's principal executive offices: 1661 Worthington Road, Suite 100 West Palm Beach, Florida 33409

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Opps OCW Holdings, LLC ("Opps OCW Holdings");
(ii) ROF8 OCW MAV PT, LLC ("ROF8");
(iii) Oaktree Capital Group, LLC ("OCG"), in its capacity as an indirect manager of Opps OCW Holdings and ROF8;
(iv) Oaktree Capital Group Holdings GP, LLC ("OCGH GP, and together with each of the foregoing, the "Oaktree Reporting Persons"), in its capacity as the indirect owner of the class B units of OCG;
(v) Brookfield Corporation ("Brookfield"), in its capacity as the indirect owner of the class A units of OCG; and
(vi) BAM Partners Trust ("BAM Partnership," and together with Brookfield, the "Brookfield Reporting Persons"), in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield.
Address of principal business office or, if none, residence:
The principal business address of each of the Oaktree Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The principal business address of each of the Brookfield Reporting Persons is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, Canada M5J 2T3.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page. Such amounts represent the securities beneficially owned as of the date of this statement, which give effect to certain dispositions by the Reporting Persons after December 31, 2025.

Opps OCW Holdings directly holds 195,418 Common Shares and ROF8 directly holds 195,418 Common Shares. OCG is the indirect manager of each of Opps OCW Holdings and ROF8, OCGH GP is the indirect owner of class B units of OCG, Brookfield is the indirect owner of class A units of OCG, and BAM Partnership is the sole owner of Class B Limited Voting Shares of Brookfield; in such capacities, each of OCG, OCGH GP, Brookfield, and BAM Partnership may be deemed to beneficially own the reported securities.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of February 14, 2024, incorporated herein by reference.

## Signatures
- Opps OCW Holdings, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (01/28/2026)
- ROF8 OCW MAV PT, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (01/28/2026)
- Oaktree Capital Group, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (01/28/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (01/28/2026)
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava / Managing Director, Legal & Regulatory (01/28/2026)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash / Secretary (01/28/2026)
Comment: OPPS OCW HOLDINGS, LLC, By: Oaktree Fund GP, LLC, Its: Manager. ROF8 OCW MAV PT, LLC, By: Oaktree Fund GP, LLC, Its: Manager. BAM PARTNERS TRUST, By: BAM Class B Partners Inc., Its: Trustee.